Unofficial Translation of Announcement Published
              in the Diario La Tercera in Chile on February 11, 2005

         Corpbanca announces that at the Ordinary Shareholders' Meeting to be held on February 21, 2005, it will distribute a dividend of Ch$25,383,634,798, which represents 50% of the net income for fiscal year 2004 which was Ch$50,767,269,596. If the dividend is approved, it will represent a dividend per share of Ch$0.111866881842752, which will be paid at the end of the Meeting. The remaining net income will be applied to the reserve of retained net income to be distributed.

         If approved, the dividend will be paid to those shareholders of record listed in the Shareholders' Registry as of the record date of February 15, 2005, i.e., at least five days prior to payment of the dividend.

         In such case, dividends will be available to those shareholders entitled to payment until Friday, March 4, 2005, at the offices of Corpbanca, located at Calle Huerfanos 1072, Second Floor, in Santiago, or at the following regional branches for those shareholders with a registered residence outside of the metropolitan area:

         Valparaiso        Arturo Prat 737
         Chillan           Constitucion 550
         Concepcion        Bernardo O'Higgins 612
         Valdivia          Ramon Picarte 370
         Osorno            Manuel Antonio Matta 624

         Beginning on Monday, March 7, 2005, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huerfanos 770, 22nd Floor, Santiago.

                                                        Santiago, February 2005

                                                                General Manager